Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report

Collection Period Ended   28-Feb-2025

Amounts in USD

Dates

Collection Period No.	42	
Collection Period (from... to)	1-Feb-2025	28-Feb-2025
Determination Date	13-Mar-2025	
Record Date	14-Mar-2025	
Distribution Date	17-Mar-2025	
Interest Period of the Class A-1 Notes (from... to)	18-Feb-2025	17-Mar-2025 Actual/360 Days 27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2025	15-Mar-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	560,000,000.00	28,570,185.27	13,769,499.87	14,800,685.40	26.429795	0.024588
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**158,570,185.27**	**143,769,499.87**	**14,800,685.40**		
Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	199,147,159.32	184,346,473.92			
Yield Supplement Overcollateralization Amount	34,735,936.60	2,965,896.78	2,689,605.97			
Pool Balance	**1,657,814,898.58**	**202,113,056.10**	**187,036,079.89**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.460000%	10,951.90	0.019557	14,811,637.30	26.449352
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$90,035.23**		**$14,890,720.63**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	14,652,687.56	(1) Total Servicing Fee	168,427.55
Interest Collections	633,714.60	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	139,903.08	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	301,614.57		
Purchase Amounts	41,620.46	(3) Interest Distributable Amount Class A Notes	90,035.23
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	58,507.89	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**15,828,048.16**	(6) Regular Principal Distributable Amount	14,800,685.40
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**15,828,048.16**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	768,899.98
		Total Distribution	**15,828,048.16**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	168,427.55	168,427.55	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	90,035.23	90,035.23	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	10,951.90	10,951.90	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	90,035.23	90,035.23	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	14,800,685.40	14,800,685.40	0.00
Aggregate Principal Distributable Amount	14,800,685.40	14,800,685.40	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	12,440.02
minus Net Investment Earnings	12,440.02
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	12,440.02
Net Investment Earnings on the Collection Account	46,067.87
Investment Earnings for the Collection Period	58,507.89

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	202,113,056.10	15,800
Principal Collections	10,720,205.92	
Principal Collections attributable to Full Pay-offs	3,932,481.64	
Principal Purchase Amounts	41,575.94	
Principal Gross Losses	382,712.71	
Pool Balance end of Collection Period	187,036,079.89	15,243
Pool Factor	11.28%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.76%
Weighted Average Number of Remaining Payments	55.46	19.87
Weighted Average Seasoning (months)	9.86	50.94

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	183,597,678.96	15,043	98.16%
31-60 Days Delinquent	2,594,940.26	153	1.39%
61-90 Days Delinquent	695,142.39	39	0.37%
91-120 Days Delinquent	148,318.28	8	0.08%
Total	187,036,079.89	15,243	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.451%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	382,712.71	25	31,468,108.56	1,226
Principal Net Liquidation Proceeds	138,124.25		13,054,190.19	
Principal Recoveries	293,293.92		9,250,378.09	
Principal Net Loss / (Gain)	(48,705.46)		9,163,540.28	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.300%)
Prior Collection Period	(0.212%)
Second Prior Collection Period	0.581 %
Third Prior Collection Period	(0.111%)
Four Month Average	(0.011%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.553%
Average Net Loss / (Gain)	7,474.34

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.